EXHIBIT 16.1

March 26, 2021

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Commissioners:

On March 25, 2021, we were dismissed as the independent registered public accounting firm for Ring Energy, Inc. (the Company).

We have read the statements made by Ring Energy, Inc., which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Ring Energy, Inc., dated March 26, 2021. and are in agreement with the disclosures in the referenced Form 8-K, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Very truly yours,

/s/ Eide Bailly LLP

Eide Bailly LLP